Filed by Stora Enso Oyji
                          Pursuant to Rule 425 under the Securities Act of 1933 deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934


                          Subject Company: Consolidated Papers, Inc.
                          Commission File No. 0-1051


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY STORA ENSO OYJ ON
FEBRUARY 22, 2000 AND FILED BY CONSOLIDATED PAPERS, INC. ON FEBRUARY 22, 2000 ON A FORM 8-K WITH THE SEC:


Press Release                        22 February 2000          StoraEnso [Logo]

                                                     Kanavaranta 1
                                                     00160 Helsinki, Finland

                                                     P.O. Box 309
                                                     FIN-00101 Helsinki, Finland

                                                     Tel +358 2046 131
                                                     Fax +358 2046 21471

                                                     www.storaenso.com


Stora Enso to acquire Consolidated Papers for EUR 4.9 billion

Stora Enso's strategic rationale for the acquisition includes: the opportunity to expand into the World's largest paper market by acquiring the premier coated and supercalendered paper producer with leading market positions in Stora Enso's core paper grades, creating a powerful North American platform for future growth.

Helsinki, Finland and Wisconsin Rapids, Wisconsin (February 22, 2000) - Stora Enso Oyj (Helsinki Stock Exchange: STERV and Stockholm Stock Exchange: STER) today announced that it has reached an agreement to acquire Consolidated Papers, Inc. (NYSE: CDP) in a transaction valued at EUR 4.9 billion (USD 4.8 billion), including assumed net debt of EUR 0.9 billion (USD 0.9 billion). The combined enterprise will be the largest producer of paper and board by capacity world-wide, with total 1999 sales of approximately EUR 12.4 billion (USD 13.2 billion) and total paper capacity of approximately 15 million metric tonnes.

Under the terms of the agreement, all of the issued and outstanding shares of Consolidated Papers will be converted, at the election of the holder, into cash or Stora Enso ADRs (American Depositary Receipts representing an interest in underlying Series R shares of Stora Enso to facilitate trading in the United States), or a combination of cash and ADRs, with a value of USD 44.00 per Consolidated Papers share. Each ADR will represent one Series R share of Stora Enso. Consolidated Papers shareholders' elections of cash or ADRs will be pro rated, to the extent necessary, so as to maintain a 50% cash and 50% ADR aggregate consideration mix. The exchange ratio for Consolidated Papers shares converted into ADRs will be between 2.678 and 3.621 ADRs per Consolidated Papers share, based on the average trading value of Stora Enso Series R shares over a period just prior to the closing, as necessary to provide USD 44.00 in value per share. However, the exchange ratio will be fixed at 2.678 ADRs for each Consolidated Papers share if Stora Enso Series R shares are then trading at a EUR trading price higher than a USD 16.43 equivalent and will be fixed at 3.621 ADRs if the Series R shares are then trading below a USD 12.15 equivalent.

The transaction has been unanimously approved by the boards of directors of both companies. The transaction is subject to regulatory approval and the approval of the shareholders of both companies. Assuming 140 million Stora Enso Series R shares are issued, Consolidated Papers shareholders would receive approximately a 15.5% economic interest and 5.0% of the vote in Stora Enso.

The transaction values Consolidated Papers' total equity at EUR 4.1 billion (USD
4.0 billion) or USD 44.00 per share. This represents a premium to Consolidated Papers' shareholders of 69% based on a February 18 closing price of USD 26.00, and is 34% above the 52-week high price of USD 32.88. Stora Enso will account for the transaction as a purchase and the transaction goodwill is estimated to aggregate approximately EUR 2.8 billion (USD 2.7 billion). Management estimates that the transaction will be accretive in the first full year to cash earnings per share and dilutive after amortization of goodwill. The transaction is expected to qualify for tax-free treatment to the extent Stora Enso ADRs are received in exchange for shares of Consolidated Papers.

Stora Enso management expects that the ADRs will be registered and listed, and the transaction closed, by August 2000. The ADR program is designed to establish a liquid market with an estimated initial float of approximately USD 2 billion. In the event that the ADRs have not been registered and listed by October 31, 2000, Stora Enso will complete the transaction on a 100% cash basis at USD 44.00 per Consolidated Papers share.

Within Europe, Stora Enso is one of the two largest producers of lightweight coated and SC paper used in magazines, and coated fine papers used in higher quality publications, such as annual reports and marketing brochures. Consolidated Papers has similar strengths in North America in these three grades. Consolidated Papers' marketing network will provide additional distribution for approximately 900,000 metric tonnes of paper currently exported by Stora Enso to the United States.

The companies anticipate annual pre-tax operating synergies of approximately USD 110 million. These synergies will be achieved through sales and logistics optimization, best manufacturing practices, and purchasing efficiencies. Approximately USD 90 million of the savings are expected to be realized by the end of 2001 with the full amount achieved in 2002.

Jukka Harmala, Chief Executive Officer of Stora Enso, stated, "This acquisition marks the first major step toward the successful execution of our North American strategy. With approximately 13 million tonnes of manufacturing capacity in Europe, and the integration of Stora and Enso behind us, the further development of our manufacturing base in North America is our highest priority. We believe that Consolidated Papers represents an ideal strategic fit for our business. We are particularly attracted by Consolidated Papers' narrow product focus, the 100-year reputation of the business and its outstanding customer relationships. The addition of its leading North American market share, excellent management team and dedicated employees provides our combined forces with a strong competitive position in the global marketplace."

George W. Mead, Chairman of Consolidated Papers, will be invited to join the Stora Enso Board of Directors. Commenting on the acquisition, Mr. Mead stated, "Consolidation in the paper industry is accelerating. Our company has been extremely successful in building an admired franchise in North America. Throughout the long history of our company, the management team and employees have consistently rewarded shareholders with some of the best financial results in the industry. We believe that the future success of the business and the ability to serve our loyal customer base will be enhanced by being a central part of the North American strategy of a global company such as Stora Enso."

About Stora Enso

Stora Enso is one of the world's leading forest industry companies. Stora Enso was formed through the merger of Finnish Enso and Swedish STORA at the end of 1998. To date this combination has been extremely successful, with synergies more than double targeted levels. Stora Enso is an integrated forest products group that manufactures magazine paper, newsprint, fine paper and packaging boards, supported by 2.1 million hectares of productive forestland. Stora Enso holds strong global positions in all of the aforementioned product areas. Stora Enso employs approximately 40,000 people and maintains operations in Europe, Asia and North America. Additionally, Stora Enso has sales and marketing organizations throughout the world.

About Consolidated Papers

Consolidated Papers is headquartered in Wisconsin Rapids, Wisconsin, and is North America's largest producer of coated paper and SC printing papers, as well as the leading manufacturer of specialty papers. Consolidated Papers has an excellent reputation as an industry leader, driven by its strong marketing network and customer relationships. Consolidated Papers employs about 6,800 people and operates manufacturing facilities in Biron, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids, Wisconsin, as well as in Duluth, Minnesota. Consolidated Papers owns and manages nearly 700,000 acres of forestland in Wisconsin, Michigan, Minnesota and Ontario, Canada.

Advisors

Stora Enso was advised on the transaction by Salomon Smith Barney Inc. Consolidated Papers was advised by Goldman, Sachs & Co.

                                      * * *

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Consolidated Paper's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Investors and security holders are advised to read the proxy statement/ prospectus regarding the business combination transaction referenced in this press release, when it becomes available, because it will contain important information. The proxy statement /prospectus will be filed with the Securities and Exchange Commission by Stora Enso Oyj and Consolidated Papers, Inc. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso Oyj and Consolidated Papers, Inc. at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Stora Enso by contacting Stora Enso Oyj, Attention: Maija Harsu, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland, and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc., Attention:
Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O. Box 8050, Wisconsin Rapids, Wisconsin 54495-8050.

Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

For Additional Information:

Jukka Harmala, CEO of Stora Enso, tel. +358 2046 21404
Esko Makelainen, SEVP, Accounting and Legal Affairs, tel. +358 2046 21450 Ingvar Petersson, SEVP, Chief Financial Officer, tel. +46 8 613 6600 Scott Deitz, Director of Public Affairs, tel. +715 422 1521



www.storaenso.com
www.storaenso.com/investors
www.consolidatedpapers.com



You are cordially invited to press conferences to be organised as follows;

At 11.00 a.m. (Swedish time) in Stockholm, Vastra Tradgardsgatan 15.
At 12.00 a.m. (Finnish time) in Helsinki, Wanha Satama, Pikku Satamakatu 3
At 4.00 p.m. (Finnish time) telephone conference. The European dial in number is + 44 181 781 0597, UK dial in number is 0181 781 0597 and US dial in number is 1 888 689 9341.

Instant replay: Europe: +44 181 288 4459, access code 653662
UK 0181 288 4459, access code 653 662 and USA 1 703 736 7336, access code 653662

                                  ************

THE FOLLOWING IS SLIDE PRESENTATION GIVEN BY STORA ENSO OYJ BEGINNING ON FEBRUARY 22, 2000

[Slide 1]
                                                        STORAENSO  [LOGO]



                                              Stora Enso

                                              Acquires
                                              Consolidated Papers in
                                              USA



[Slide 2]
                                                        STORAENSO  [LOGO]





                    Stora Enso enters North America in a
                    major way by acquiring US-based premier
                    coated paper company - Consolidated
                    Papers, Inc.



[Slide 3]
                                                        STORAENSO  [LOGO]


Consolidated Papers in 1999


Sales, USD million                                                 1.839
EBITDA, USD million                                                  353
Operating profit, USD million                                        164
Shareholders equity, USD million                                   1.354
Interest-bearing net-liabilities, USD million                        860
Capacity: Total 2 million t/a (metric) of graphical papers
     Coated woodfree                                             700.000
     Coated mechanical                                           950.000
     SC-paper                                                    200.000
     Speciality papers                                           150.000
Owns also kraft pulp, forest and power
Number of employees:                                               6.800



[Slide 4]
                                                        STORAENSO  [LOGO]


Consolidated Papers - Mill Locations


Mills concentrated around mid-western publishing centers




         [MAP ILLUSTRATING LOCATIONS OF CONSOLIDATED PAPERS' MILLS]



[Slide 5]
                                                        STORAENSO  [LOGO]


Why North-America?


o  To serve global customers
     -   be global, act local

o  To strengthen market position
     -   full access to world's largest single paper market

o  To increase market share and capacity
     -   market share means stability
     -   access to economies of scale

o  Improved USD/EURO balance
     -   risk hedging

o  Platform for future growth in North-America



[Slide 6]
                                                        STORAENSO  [LOGO]


Strengths of Consolidated Papers


o  Leading market positions in coated papers in the USA

o  Excellent market reputation in North-America

o  Strong management team with extensive industry experience

o  Excellent sales and marketing network in USA and Canada

o  Long-standing and high-quality customer base

o  Good asset base



[Slide 7]
                                                        STORAENSO  [LOGO]


Contribution to Stora Enso


Growth

o will give Stora Enso a strong presence in North America with a strengthened market position in coated woodfree, coated mechanical and SC-papers


Global presence

o  will significantly improve service to global customers

o  will create superior service position in North-America



[Slide 8]
                                                        STORAENSO  [LOGO]


Estimated Financial Synergies
2001 - 2002


USD million                                              2001         2002
---------------------------------------------------------------------------

o  Best practices                                         50           60
     -  production efficiency
     -  cost savings

---------------------------------------------------------------------------

o  Optimization of sales and logistics                    30           40
     -  access to best distribution channels in USA
     -  European imports and Port Hawkesbury

---------------------------------------------------------------------------

o  Purchasing                                             10           10
---------------------------------------------------------------------------
                                                          90          110


 --> Additional benefits are expected to arise from global marketing synergies and performance improvement programs to be established



[Slide 9]
                                                        STORAENSO  [LOGO]


Terms of the Transaction


Price:                     USD 44 per share (91 million shares)
Equity value:              EUR 4.1 billion/USD 4.0 billion
Enterprise value:          EUR 4.9 billion/USD 4.8 billion
Form of consideration:     50% cash/50% Stora Enso ADRs
Exchange ratio:            Varies depending on Stora Enso's Series R
                           share price prior to closing, subject to a collar of USD 12.15 - USD 16.43 per share, outside of which the exchange ratio is fixed

ADR execution:             If ADRs are not registered and listed by
                           October 31, 2000, Stora Enso will complete the transaction with 100% cash at USD 44 per share



[Slide 10]
                                                        STORAENSO  [LOGO]


Terms of the Transaction


o Each ADR will represent one Stora Enso Series R share to be issued at closing

o Assuming 140 million of Stora Enso Series R shares are issued, Consolidated Papers shareholders would receive a 15.5% economic interest and 5.0% of the vote in Stora Enso

o Significant cash component while maintaining tax deferral on share portion to US investors

o  Closing targeted for August 2000



[Slide 11]
                                                        STORAENSO  [LOGO]


Stora Enso Figures After
the Acquisition

Balance Sheet


                                     Stora Enso   Consolidated   Combined     Combined
                                                                 Pro forma   after sale
EUR billion                            Dec-99        Dec-99       Dec-99      of power
------------------------------------------------------------------------------------------
Fixed assets                            11.8           2.7         17.2*        15.8
Working capital                          1.6            --          1.6          1.6
Operating capital                       13.4           2.7         18.8         17.4
Net tax liabilities                     -1.7          -0.4         -2.1         -2.0
------------------------------------------------------------------------------------------
Capital employed                        11.7           2.3         16.7         15.4
Shareholders equity                      6.0           1.4          8.0          8.4
Minority interests                       0.2            --          0.2          0.2
Interest-bearing net liabilities         5.5           0.9          8.5          6.8
Financing                               11.7           2.3         16.7         15.4
------------------------------------------------------------------------------------------
Debt/equity ratio                        0.9           0.7          1.0          0.8

*) Includes EUR 2.8 billion of goodwill, associated with this acquisition



[Slide 12]
                                                        STORAENSO  [LOGO]


EPS Combination Analysis


Salomon Smith Barney Research Estimates for EPS in 2001*


EUR                                               EPS    Cash EPS
------------------------------------------------------------------
Stora Enso                                        1.85     1.95
Consolidated Papers                               3.52     3.63
------------------------------------------------------------------
Pro forma Stora Enso                              1.80     1.98
with synergy benefits of USD 90 million**
------------------------------------------------------------------
Accretion/(dilution)                             (0.05)    0.03
%                                                (2.6%)    1.0%


*)  Assumes USD 1.00: EUR 1.02
**) Pro forma reported EPS includes approximately USD 65 million in incremental amortization of goodwill (40 years)



[Slide 13]
                                                        STORAENSO  [LOGO]


Stora Enso Financial Targets
Maintained


o  Profitability
     -  target ROCE 13% over the cycle

o  Financial structure
     -  debt/equity ~ 0.80 in 2000

o  EPS and CEPS
     - impact of Consolidated Paper will be slightly dilutive in the first full year to EPS
     - the impact will be accretive to cash earnings from 2001 onwards



[Slide 14]
                                                        STORAENSO  [LOGO]


Organisation and
Management Issues


o Consolidated Papers' and Stora Enso's North American operations will be combined
     -  Consolidated Papers operations and sales offices
     -  Stora Enso's Port Hawkesbury mill in Canada and U.S.
        sales offices

o Consolidated Papers experience and competence retained through integration

o  Will retain the "Consolidated Papers" brands

o  George W. Mead will be invited to join Stora Enso's board

o  Group international office to be established in London



[Slide 15]
                                                        STORAENSO  [LOGO]


An Opportunity to Create Value


o  Stora Enso continues to grow through acquisitions

o  Excellent product match
     - provides focused expansion in core products

o  Annual synergies of USD 110 million by 2002

o  Limited integration risk
     - Stora Enso's successful track record with acquisitions
     - Consolidated Papers is well-managed, focused and consistently profitable

o  Further streamlining and asset sales

o  Transfer of best practices and internal benchmarking



[Slide 16]
                                                        STORAENSO  [LOGO]


Cautionary statement



This presentation contains certain statements that are forward-looking statements within the meaning of the safe-harbour provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Consolidated Papers' reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced herein, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Stora Enso Oyj and Consolidated Papers, Inc. and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso and Consolidated Papers at the Commission's website at www.sec.gov. The proxy statement/prospectus and other documents may also be obtained from Stora Enso Oyj by contacting Stora Enso Oyj. Attention: Maija Harsu, Investor Relations, Kanavaranta 1, FIN-00101 Helsinki, Finland and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc.,
Attention: Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O.Box 8050, Wisconsin Rapids, Wisconsin 54495-8050.

Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favour of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.



[Slide 17]
                                                        STORAENSO  [LOGO]








                                                               Additional




[Slide 18]
                                                        STORAENSO  [LOGO]


Consolidated Papers
Financials 1995 - 1999


USD million                        1995     1996     1997    1998     1999
---------------------------------------------------------------------------
Net sales                          1579     1545     1679    1989     1839
EBIT                                391      293      213     243      164
margin (%)                           25       19       13      12        9
Net income                          229      179      118     102       66
EPS                                2.58     2.01     1.32    1.13     0.73
Capital expenditure                 159      288      236     349      159
Debt*/Cap. (%)                       15       18       40      44       40
---------------------------------------------------------------------------

1999 results affected by:

o  Inter Lake mill acquired from Repap in 1997
o  Low operating rates in 1999 due to slow market in early 1999


*) Excludes capitalized leases



[Slide 19]
                                                        STORAENSO  [LOGO]


Two World Class Companies


                                              Consolidated
EUR billion                      Stora Enso         Papers       Combined
---------------------------------------------------------------------------
Market Capitalization              10.2              2.4            12.6
1999 Sales                         10.6              1.7            12.4
1999 EBITDA                         2.3              0.3             2.6
Debt/equity ratio                   0.9              0.6             1.0*
Paper and board capacity           13.3              2.0            15.3
`000 tonnes
No. of Employees                 40.200            6.800          47.000

----------------------------------------------------------------------------


*) To be reduced to approximately 0.8 following the divestiture of the power assets



[Slide 20]
                                                        STORAENSO  [LOGO]


Description of Mills


                                                                Total
                                                  Grades     Capacity   Number
Mill name                                       Produced   (1000 t/a)   of PMs
-------------------------------------------------------------------------------
1.  Wisconsin Rapids                     Coated woodfree        425      4
                                          Recycled board         32
o   Converting facility           Coated woodfree sheets        330
o   Kraft pulp mill                  Chemical hardwood &        340
                                           softwood pulp
o   Paperboard products                   Cores, cartons         40
2.  Biron                        Coated groundwood (LWC)        370      4
3.  Wisconsin River              Coated groundwood (LWC)        180      2
4.  Inter Lake                          Coated woodfree,        435      3
                                 Coated groundwood (LWC)
5.  Niagara                      Coated groundwood (LWC)        210      2
6.  Lake Superior                               SC-paper        200      1
7.  Superior Recycled Fiber                Recycled pulp         90
8.  Stevens Point                    Specialities papers        140      4



[Slide 21]

Demand Forecast 2000                                        StoraEnso [Logo]

[Pie Charts Reflecting the Following Information:

Coated woodfree            North America    5.7         Total 23.92 million t/a
                           Europe           9.0
                           Others           9.2

Coated Mechanical          North America    5.4         Total 15.01 million t/a
                           Europe           6.9
                           Others           2.7

Uncoated Mechanical        North America    5.3         Total 14.06 million t/a
                           Europe           6.0
                           Others           2.7]

Source: EMGE




[Slide 22]

Stora Enso's and Consolidated                                   StoraEnso [Logo]
Papers' Combined Share of
Total Capacity

[Pie Chart Reflecting the Following Information:

Coated Woodfree
         13%      (5.40 million t/a Total North American Capacity)

Coated Mechanical
         18%      (5.20 million t/a Total North American Capacity)

Uncoated Mechanical Incl. SC
         11%      (5.00 million t/a Total North American Capacity)]




[Slide 23]

Stora Enso's and Consolidated                                   StoraEnso [Logo]
Papers' Combined Share of
Total Capacity

[Pie Chart Reflecting the Following Information:

Coated Woodfree
         18%      (9.05 million t/a Total Europe Capacity)

Coated Mechanical
         21%      (8.40 million t/a Total Europe Capacity)

Uncoated Mechanical Incl. SC
         14%      (6.80 million t/a Total Europe Capacity)]


[Slide 24]
                                                        STORAENSO  [LOGO]


Consolidated Papers
Energy Sourcing


o  Several company owned small hydro power plants

o  Shareholding in a utility power company

o  Own kraft pulp mill power generation in Wisconsin Rapids

o  Purchases major part of the electricity from grid




[Slide 25]
                                                        STORAENSO  [LOGO]


Consolidated Papers
Environmental Status


o  Maintains good North American environmental standards

o  Well prepared to meet future Cluster rules


Wood fibre sourcing

o  Wood fibre from well-managed forest meeting AFPA standards

o  Owned forest and third party suppliers

o Owns over 700 000 acres of forestland in Wisconsin, USA and Ontario, Canada






[Slide 26]

Industry Market Structure in                                    StoraEnso [Logo]
North America

[Chart Reflecting Following Information:

                             growth/annum        TOP5                   Total
                                             capacity share           capacity


Newsprint                    - 0.1 %             64 %                  16300
Uncoated groundwood
         (incl. SC)           2.7 %              57 %                   4900
Coated groundwood             3.0 %              67 %                   5200
Uncoated woodfree             1.9 %              62 %                  14200
Coated woodfree               3.6 %              62 %                   5500
Containerboard                2.3 %              52 %                  33400]


Circle area describes total capacity
Source: Jaakko Poyry



[Slide 27]

Estimated Global Demand Growth
For Paper and paperboard by Grade                               StoraEnso [Logo]
1996*-2010

[Bar Graph Illustrating percentage market growth per annum on the vertical axis and percentage share of consumption in 1996 on the horizontal axis for each of the following: Newsprint, Uncoated Mechanical, Coated Mechanical, Uncoated Woodfree, Coated Woodfree, Tissue, Corrugating Materials, Sack Paper, Cartonboards, Other Grades.]

Source: Jaakko Poyry




[Slide 28]


Stora Enso & Consolidated Papers                                StoraEnso [Logo]
Combined Capacity Figures

`000t (metric)

[Pie Chart Reflecting Following Information:

                           Coated Woodfree           2,500
                           Uncoated Woodfree         1,400
                           Coated Mechanical         2,740
                           Uncoated Mechanical       1,515
                           Newsprint                 3,295
                           Packaging Boards          3,420
                           Specialities                401]


                                                Total Capacity 15.3 million tons

Source: Jaakko Poyry




[Slide 29]

Largest Forest Products Companies                               StoraEnso [Logo]
Worldwide by Firm Value


[Bar Graph Reflecting Following Information:

                           Equity Value         Net Debt          Firm Value

International Paper                16796              10032              26828
Stora Enso                         12318               6423              18741
Champion International             12846               4413              17259
Weyerhaeuser                       11450               4929              16379
Oji Paper                           5400               7881              13281
Asia Pulp and Paper                 1781              10415              12196
Georgia-Pacific                     5995               5997              11992
Nippon Paper                        5898               4603              10500
Smurfit-Stone Container             3523               5965               9488
SCA                                 5537               2844               8381
Willamette                          3960               1706              5667]

                                      MUSD

Source: Salomon Smith Barney




[Slide 30]

Largest Forest Products Companies                               StoraEnso [Logo]
Worldwide by Revenue

[Bar Graph Reflecting Following Information:

                                                       Revenue
International Paper                                            24386
Georgia-Pacific                                                20956
Weyerhaeuser                                                   13877
Champion International                                         13405
Stora Enso (Pro Forma)                                         12498
Oji                                                            10868
Nippon Paper                                                    8168
SCA                                                             7485
Smurfit Stone                                                   7019
Willamette                                                      3916
Asia Pulp & Paper                                               2905]

                                MUSD




[Slide 31]

Largest Paper and Board Producers in                            StoraEnso [Logo]
the World (2000/1Q)

[Bar Graph Reflecting Following Information:
                                          Capacity `000t (metric)     Percentage
Stora Enso (incl. Consolidated)                  15270                  4.5%
International Paper                              13570                  4.0%
Champion International                           12011                  3.6%
Oji                                               7275                  2.2%
Abitibi (inc. Donohue)                            7168                  2.1%
Smurfit Stone                                     7143                  2.1%
Georgia Pacific                                   7083                  2.1%
Nippon Paper                                      6082                  1.8%
SCA                                               6031                  1.8%
Asia Pulp & Paper                                 5624                  1.7%]


Percentage figures refer to share of capacity
Source: Jaakko Poyry, Stora Enso




[Slide 32]

Largest Coated Mechanical Paper                                 StoraEnso [Logo]
Producers in the World

[Bar Graph Reflecting Following Information:
                                             Capacity         Percentage
                                         `000 tons (metric)
Champion International                           3714                23.1%
Stora Enso (incl. Consolidated)                  2740                17.1%
Burgo                                             900                 5.6%
Metsaliitto                                       735                 4.6%
Oji                                               693                 4.3%
Myllykoski                                        545                 3.4%
Mead                                              515                 3.2%
International Paper                               500                 3.1%
Repap                                             450                 2.8%
Sappi                                             425                 2.6%]

Percentage figures refer to share of capacity
Source: Jaakko Poyry, Stora Enso




[Slide 33]

Largest Coated Woodfree                                         StoraEnso [Logo]
Producers in the World  (2000/1Q)

[Bar Graph Reflecting Following Information:

                                      Capacity                 Percentage
                                  `000 tons (metric)
Sappi                                          2818                 10.9%
Stora Enso (incl. Cons.)                       2500                  9.7%
Asia Pulp & Paper                              1509                  5.8%
Champion International                         1300                  5.0%
Oji                                            1250                  4.8%
Metsaliitto                                    1135                  4.4%
Lecta Europe                                   1116                  4.3%
Nippon Paper                                    794                  3.1%
International Paper                             730                  2.8%
Burgo                                           730                  2.8%]


Percentage figures refer to share of capacity
Source: Jaakko Poyry, Stora Enso




[Slide 34]

Largest Uncoated Mechanical Producers in the World

[Bar Graph Reflecting Following Information:

                                          Capacity           Percentage
                                     `000 tons (metric)

Stora Enso (inc. Cons)                      1860                  13.7%
Champion Int.                               1625                  12.0%
Abitibi (inc. D)                            1375                  10.1%
Myllykoski                                   820                  6.0%
Norske                                       590                  4.3%
Haindl                                       430                  3.2%
Daishowa                                     370                  2.7%
Fletcher Challenge                           360                  2.6%
Alliance                                     345                  2.5%
SCA                                          330                  2.4%]


Percentage figures refer to share of capacity
Source: Jaakko Poyry, Stora Enso




[Slide 35]

Largest Coated Paper Producers in                               StoraEnso [Logo]
North America

[Bar Graph Reflecting Following Information:

                                          Capacity             Percentage
                                     `000 tons (metric)

Champion International                        1320 (app.)           20.7%
Stora Enso (incl. Consolidated)               1145 (app.)           18.0%
Myllykoski                                     635 (app.)           11.6%
Norske Skog                                    560 (app.)            8.7%
Abitibi (incl. Donohue)                        555 (app.)            8.7%]


Percentage figures refer to share of capacity
Source: Salomon Smith Barney





[Slide 36]

Largest Coated Woodfree Paper                                   StoraEnso [Logo]
Producers in North America

[Bar Graph Reflecting Following Information:

                                           Capacity             Percentage
                                     `000 tons (metric)

Sappi                                        980                      17.6%
Stora Enso (incl. Consolidated)              742                      13.4%
Westvaco                                     613                      11.0%
Champion International                       550                       9.9%
Mead                                         533                       9.6%]


Percentage figures refer to share of capacity
Source: Jaakko Poyry, Stora Enso




[Slide 37]

Largest Coated Mechanical Paper                               StoraEnso [Logo]
Producers in North America

[Bar Graph Reflecting Following Information:

                                            North American
                                         Production Capacity         Percentage
                                            `000 t (metric)

         Champion International                 1112                  21.3%
         Stora Enso (incl. Consolidated)         945                  18.1%
         Mead                                    515                   9.8%
         International Paper                     500                   9.6%
         Repap                                   450                   8.6%]


Percentage figures refer to share of capacity
Source: Jaakko Poyry, Stora Enso




[Slide 38]

Largest Uncoated Mechanical Paper                               StoraEnso [Logo]
Producers in North America

[Bar Graph Reflecting Following Information:

                                             North American
                                         Production Capacity       Percentage
                                            `000 t (metric)

         Abitibi  (inc. Donohue)                   1375                28.0%
         Stora Enso (incl. Consolidated)            575                11.6%
         Alliance Forest Products Inc.              345                 7.0%
         Pacifica                                   270                 5.3%
         Great Northern Paper                       263                 5.5%]


Percentage figures refer to share of capacity
Source: Jaakko Poyry, Stora Enso

[Slide 39]
                                                        STORAENSO  [LOGO]


Largest Shareholders in Stora Enso
Including Consolidated


                                           % of shares        % of votes
-----------------------------------------------------------------------------
1.  Finnish State                              15.2              22.9
2.  Investor AB                                 8.6              22.9
3.  Robur                                       6.1               2.0
4.  Mead Voting Trust                           5.7               1.8
5.  Franklin Resources                          4.1               1.6
6.  Bergslaget Foundation                       3.1               8.7
7.  Sampo-Varma Group                           2.2               7.3
8.  Fourth General Pension Fund                 1.8               2.9
9.  Sanford C. Bernstein                        1.4               0.5
10. SPP Insurance Company                       0.9               0.3


                                                             *) On 23 November